
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 11, 2007

Via U.S. Mail and Fax

Mitchell S. Segal
Chief Executive Officer
Walker Financial Corporation
990 Stewart Avenue, Suite 650
Garden City, New York 11530

>   **Re: Walker Financial Corporation**
>   **Form 10-KSB/A for the year ended December 31, 2006**
>   **Filed May 23, 2007**
>   **File No. 0-5418**

Dear Mr. Segal:

        We have limited our review of the above referenced amendment to issues relating to your failure to file a signed audit report and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please refer to the caption "Introductory comment- Explanatory Note" included in the Form 10-KSB/A filed on May 23, 2007. Based on the disclosures appearing under the above caption, please file Form 8-K to provide all applicable disclosures required pursuant to Item 4.02 of the Form 8-K.

2. Item 4.02(c) of Form 8-K requires that you to provide your independent accountants with a copy of the disclosure you are making in response to Item 4.02(b) and request that it furnish you with a letter stating whether it agrees with the statements you have made in response to Item 4.02(b). If your independent accountants do not agree with your disclosure, it should explain why not. Amend your Form 8-K to file this letter as an exhibit no later than two business days after you receive it.

As appropriate, please file the Form 8-K and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with paper copies of the Form 8-K to expedite our review. Please furnish a cover letter with your filing that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the Form 8-K.

Sincerely,

Terry French
Accountant Branch Chief

Louis A. Brilleman
Sichenzia Ross Friedman Ference LLP
Via Facsimile: (212) 930-9725